UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: May 29, 2009
(Date of earliest event reported)

GOLDRICH MINING COMPANY
(Exact name of registrant as specified in its charter)

Commission File Number: **001-06412**

Alaska	**91-0742812**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**3412 S. Lincoln Drive
Spokane, Washington 99203-1650**
(Address of principal executive offices, including zip code)

(509) 624-5831
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

On May 29, 2009, the Company reported substantial progress toward completing a forward sale of gold to finance a limited mining plan involving a test mining pit in the alluvial gold deposit on Little Squaw Creek on its Chandalar property. The Company's Board of Directors has authorized management to enter into forward gold sales contracts for a total of up to 1,500 ounces of alluvial gold to fund the mining operation. The Company has received all mining permits for a test mine on the Chandalar property, has secured a total of $495,000 with additional commitments for forward gold sales and has initiated the construction of the wash plant required to extract the gold from mineralized gravel during the summer of 2009. The Company believes that the funds received, combined with the additional commitments of forward gold sales and the sale at market rates of gold produced during 2009 will fund the estimated $850,000 cost of the 2009 mining plan and provide capital to undertake additional mining activities in 2010.

The forward sales of gold are being made under an Alluvial Gold Forward Sales Contract and its associated Confirmation Letter with each purchaser of alluvial gold produced at the Company's Chandalar property. Sales are made at a uniform percentage to all purchasers of 73% of the closing price of gold as quoted on the Daily London Bullion Brokers Second Gold Fixing on the date the Confirmation Letter is signed by the purchaser. The gold is to be delivered on or before November 1, 2010, with any gold distribution prior to November 1, 2010 done on a prorata basis among all purchasers. The alluvial gold is estimated to be 870 fine.

In an internal letter memorandum dated February 9, 2009 and titled "Mineralized Material Estimate and Data Analyses for Little Squaw Creek, Chandalar Project, Alaska", an independent mining engineer reported to the Company that his calculations show the Little Squaw Creek alluvial deposit to contain an estimated 10.5 million bank cubic yards (bcy) of "in place" material having an average grade of 0.0246 fine ounces of gold per bank (in place) cubic yard. He further reports that the total amount of unmineralized material that would need to be removed to access the mineralized material is about 9.3 million bcy; making for an overburden to mineralized material strip ratio of 0.89 to 1.00.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

     10.01   Form of Alluvial Gold Forward Sales Contract

     10.02   Form of Alluvial Gold Forward Sales Contract Confirmation Letter

     10.03   Update of Mineralized Material Estimate and Data Analysis for Little Squaw Creek


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


GOLDRICH MINING COMPANY
(Registrant)


Dated: June 4, 2009   By: /s/ Ted R. Sharp
                                                              Ted R. Sharp
                                                              Chief Financial Officer

Exhibit 10.1

ALLUVIAL GOLD FORWARD SALES CONTRACT

DATED

_____

BY AND BETWEEN

GOLDRICH MINING COMPANY
as Seller

AND

_____

as Purchaser

ALLUVIAL GOLD FORWARD SALES CONTRACT

Confidential

This ALLUVIAL GOLD FORWARD SALES CONTRACT ("Agreement") is entered into as of the date set forth on the **Confirmation Letter,** attached hereto and incorporated herein by reference, by and between **Goldrich Mining Company**, an Alaska corporation, having its principal place of business at 3412 South Lincoln Drive, Spokane, WA 99203-1650 (hereinafter referred to as "**Seller**"), and the entity described in the **Confirmation Letter** (referred to therein and hereinafter as "**Purchaser**").

WHEREAS, **Seller** desires to sell and **Purchaser** desires to purchase certain quantities of **Alluvial Gold** on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the respective covenants and agreements hereinafter set forth and for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby agree as follows:

ARTICLE I

INTERPRETATION

1.01 **DEFINITIONS.** For purposes of this Agreement, the following terms shall have the meanings indicated:

"**Affiliate**" shall mean any person, partnership, joint venture, corporation or other form of enterprise that directly or indirectly controls, or is controlled by, or is under common control with, a party to this *Agreement.* For the purposes of this paragraph, "control" shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.

"**Agreement**" shall mean this **Alluvial Gold Forward Sales Contract**, as it may be amended, restated, extended or otherwise modified from time-to-time.

"**Alluvial Gold**" shall mean alluvial gold recovered from the **Designated Property** and meeting the quality standards and specifications set forth in the **Confirmation Letter**.

"**Business Day**" shall mean a day, other than a Saturday or a Sunday, on which commercial banks are not required to be closed in Fairbanks, Alaska. Whenever any action to be taken hereunder shall be stated to be required to be taken shall be due on a day other than a **Business Day**, unless otherwise specifically provided for herein, such action shall be taken on the next succeeding **Business Day**.

"**Confirmation Letter**" shall mean a letter to be executed by **Purchaser** and **Seller** pursuant to Section 2.01 which contains terms and conditions pertaining to this sales transaction.

"**Effective Date**" shall be the date so specified in a **Confirmation Letter** and shall be the effective date of this **Agreement**.

V4_4-30-09_94Oa_Final_Forward_Sale_Contract

"**Deficiency Quantity**" shall mean with respect to a particular **Delivery Date** the amount by which the **Required Quantity** of **Alluvial Gold** for such **Delivery Date** exceeds the quantity of **Alluvial Gold** actually delivered hereunder with respect to such **Delivery Date**.

"**Delivery Date**" shall mean the date or dates specified as such in a **Confirmation Letter**.

"**Delivery Point**" shall mean the location or locations within the State of Alaska specified as such in a **Confirmation Letter** to which a **Required Quantity** of **Alluvial Gold** shall be delivered on a **Delivery Date**.

"**Designated Properties**" shall mean the properties owned or controlled by **Seller** specified in **Exhibit A,** attached hereto and incorporated herein by reference, from which the **Alluvial Gold** shall be recovered.

"**Force Majeure**" shall mean a failure by **Seller** to perform one or more obligations hereunder to the extent that such failure is caused by war; riot; insurrection; fire; explosion; sabotage; strikes or other labor or industrial disturbances; acts of God or the elements, including, but not limited to extraordinarily inclement weather for the Chandalar Lake area and earthquakes; **Governmental Requirements**; disruption or breakdown of production or transportation facilities, failures of contract transporters to deliver a **Required Quantity** of **Alluvial Gold**; or by any other cause, similar or dissimilar, reasonably beyond the control of **Seller**.

"**Governmental Requirement**" shall mean all judgments, orders, writs, injunctions, decrees, awards, laws, ordinances, statutes, regulations, rules, permits, certificates, licenses, authorizations and the like of any government or any commission, board, court, agency, instrumentality or political subdivision thereof.

"**Index Price**" shall mean the arithmetic average of the daily London Bullion Brokers Second Gold Fixing for the last three trading days for fine gold preceding a **Delivery Date** or termination date; *provided* if such price cannot be determined, the **Index Price** shall be any alternative agreed to in writing by **Seller** and **Purchaser**.

"**Person**" shall mean any individual, corporation, company, partnership, joint venture, trust, unincorporated association, government or any commission, board, court, agency, instrumentality or political subdivision thereof, any other entity or any trustee, receiver, custodian or similar official.

"**Prepaid Price**" shall be the dollar amount to be paid to **Seller** on the **Effective Date** as set forth in the **Confirmation Letter**.

"**Purchaser's Gold**" shall have the meaning specified in Section 2.06.

"**Required Quantity**" shall mean the number of Troy ounces of **Alluvial Gold** to be delivered and received on a given **Delivery Date** pursuant to this **Agreement** as specified in the **Confirmation Letter**.

ARTICLE II

SALE AND PURCHASE OF ALLUVIAL GOLD

2.01 SALE AND PURCHASE OF ALLUVIAL GOLD. On or before the **Effective Date** of this **Agreement**, **Purchaser** and **Seller** shall execute a **Confirmation Letter** which shall specify a mutually acceptable **Prepaid Price,** payable on the **Effective Date** and, for each **Delivery Date**, the **Delivery Point** and the **Required Quantity** of **Alluvial Gold**. On the **Effective Date**, **Purchaser** shall pay to **Seller** the **Prepaid Price** by wire transfer of immediately available funds to an account designated by **Seller**. **Seller** shall deliver, or cause to be delivered, to the **Purchaser** or to the account of **Purchaser**, on each **Delivery Date**, at each **Delivery Point**, the **Required Quantity** of **Alluvial Gold** all as set forth in the **Confirmation Letter** subject to the terms and conditions set forth in this **Agreement**. **Purchaser** hereby agrees to accept delivery of such **Alluvial Gold**. The **Prepaid Price** shall constitute payment in full of the purchase price of the **Alluvial Gold** to be delivered hereunder.

2.02 MEASUREMENT AND QUALITY. All **Alluvial Gold** delivered pursuant to this **Agreement** to a specific **Delivery Point** shall be measured by the operator of such **Delivery Point** in accordance with its standard practices. All such **Alluvial Gold** shall meet or exceed the requirements of set forth in the **Confirmation Letter** including, without limitation, requirements of size and fineness.

2.03 DELIVERY AND RECEIPT OF ALLUVIAL GOLD. **Seller** shall take such action as shall be necessary to schedule the delivery and receipt of such **Alluvial Gold** at the **Delivery Point** on each **Delivery Date** in compliance with all rules, regulations and procedures, if any, applicable at such **Delivery Point**. Except as otherwise provided in Article III hereof, **Purchaser** shall arrange for receipt, of **Alluvial Gold** at the **Delivery Point**.

2.04 PAYMENT OF COSTS AND FEES. **Seller** shall pay all costs in connection with transportation of the **Alluvial Gold** to the **Delivery Point** and shall be responsible for the payment of all closing fees (whether charged to **Seller** or **Purchaser**) payable in connection with delivery of **Alluvial Gold** hereunder at any **Delivery Point**. **Seller** shall be responsible hereunder for all insurance, storage, processing, separation, handling, treating, gathering, transportation, security or other costs, fees or expenses with respect to the **Alluvial Gold** delivered hereunder until delivery.

2.05 FAILURE TO DELIVER. (a) If, for reasons other than the occurrence of a **Force Majeure**, **Seller** is unable to deliver the **Required Quantity** of **Alluvial Gold** to the **Purchaser** at the **Delivery Point** in the amounts agreed upon in the **Confirmation Letter, Seller** shall pay, as liquidated damages, any additional insurance, storage, handling, transportation, security or other costs, fees or expenses with respect to the **Alluvial Gold** to be delivered hereunder until such delivery occurs. If **Purchaser** is unable to receive the **Required Quantity** of **Alluvial Gold** from **Seller** at the **Delivery Point** in the amounts agreed upon in the **Confirmation Letter, Seller** shall be obligated to deliver and **Purchaser** shall be obligated to receive, the **Required Quantity** of **Alluvial Gold** at a comparable **Delivery Point** reasonably acceptable to **Seller** and **Purchaser** at a mutually agreeable time, in which case **Purchaser** shall pay, as liquidated damages, any

V4_4-30-09_94Oa_Final_Forward_Sale_Contract

additional insurance, storage, handling, transportation, security or other costs, fees or expenses incurred by **Seller** with respect to the **Alluvial Gold** to be delivered hereunder until such delivery occurs.

(b) If as a result of a **Force Majeure**, **Seller** is unable to meet its delivery obligation with respect to a **Delivery Date** at a **Delivery Point**, **Seller** shall pay and hereby agrees to pay to **Purchaser**, as liquidated damages, the **Index Price** times the **Deficiency Quantity** of **Alluvial Gold** with respect to that **Delivery Date**. **Seller** shall pay any and all amounts due under this Section 2.05 by wire transfer of immediately available funds to such account as **Purchaser** may designate not later than 5:00 p.m. Fairbanks, Alaska time on the next **Business Day** following the applicable **Delivery Date**.

(c) If **Seller** is unable to perform its obligations to deliver the **Required Quantity** of **Alluvial Gold** hereunder for any reason, **Seller** shall give notice and full particulars of such event to **Purchaser** as soon as reasonably possible and, if such failure is a result of **Force Majeure**, shall take all reasonable actions necessary to remedy the event of **Force Majeure** before the **Delivery Date**.

2.06 POSSESSION, TITLE AND RISK. Possession of and title to **Alluvial Gold** delivered shall pass from **Seller** to **Purchaser** at the **Delivery Point** when the **Alluvial Gold** is accepted by **Purchaser** or for **Purchaser's** account and is weighed and recorded (upon acceptance, such **Alluvial Gold** shall be referred to as "**Purchaser's Gold**"). Until such acceptance, **Seller** shall be deemed to be in control and possession of, have title to, and be responsible for all such **Alluvial Gold** and, after such time, **Purchaser** shall be deemed to have title to all such **Alluvial Gold** until such time as it is sold to any Third Party Purchaser in accordance with the provisions of Article III of this **Agreement**. The **Alluvial Gold** to be delivered by **Seller** to **Purchaser** shall be free and clear of all liens including taxes and royalties for which **Seller** is responsible, except for those in favor of **Purchaser**.

ARTICLE III

MARKETING

3.01 DESIGNATION OF AGENT, THIRD PARTY CONTRACTS. If Seller consents to so act, **Purchaser** hereby designates **Seller** to be the agent for **Purchaser** and in such instance, **Seller** shall be and hereby is authorized to take such actions. Upon **Purchaser's** written direction **Seller** acting as **Purchaser's** agent, will effect on behalf of **Purchaser** the sale of **Purchaser's Gold**, pursuant to a firm contract satisfying the following requirements: (a) the third party purchaser ("Counterparty") will be approved by **Purchaser** in writing; unless **Seller** delivers **Purchaser's Gold** for cash or cash equivalent; (b) the Counterparty shall be responsible for all transportation, storage, handling and other costs, fees or expenses, and all taxes applicable to **Purchaser's Gold** at and after the time title passes to the Counterparty; (c) all third party contracts shall be with a *bona fide* third party on an arms-length basis. **Seller** will pay to **Purchaser** the **Index Price** per Troy ounce for all of **Purchaser's Gold** sold pursuant to a Third Party Contract by wire transfer not later than 5:00 p.m. Fairbanks, Alaska time on the **Business Day** next following such third party sale. **Seller** will be entitled to retain as a marketing fee all

V4_4-30-09_94Oa_Final_Forward_Sale_Contract

amounts received in excess of the **Index Price** of such **Purchaser's Gold** and **Seller** shall be solely liable for any shortfall. **Seller** shall promptly provide **Purchaser** an accounting of the payment made on such **Delivery Date**, including the volume of **Purchaser's Gold** sold (b) the **Deficiency Quantity**, if any, and (c) the **Index Price** for such **Delivery Date**.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.01 REPRESENTATIONS AND WARRANTIES OF THE SELLER. **Seller** represents and warrants to **Purchaser** that **Seller** is a corporation, duly formed, validly existing and in good standing under the laws of the State of Alaska and has all requisite power and authority to own its properties, to conduct its business as conducted at present and to execute, deliver and perform under this **Agreement**. The execution, delivery and performance by **Seller** of this **Agreement** have been duly authorized by all necessary corporate action. This **Agreement** has been duly executed and delivered to **Purchaser** by **Seller** and is the legal, valid and binding obligation of **Seller**. Neither the execution, delivery and performance by **Seller** of this **Agreement** nor the consummation of the transactions contemplated by this **Agreement** will result in or require the creation or imposition of any lien on any properties, assets or revenues of **Seller**. **Seller** is in compliance in all material respects with all applicable **Governmental Requirements**. **Seller** has good and indefeasible title to the **Designated Properties**, free and clear of all liens except as set forth in **Exhibit A**. The **Designated Properties** contain drill-defined quantities of readily recoverable **Alluvial Gold** in excess of those required to meet all of **Seller's** obligation hereunder in the **Required Quantities** at the designated **Delivery Points** on each **Delivery Date**. There are no suits, investigations or proceedings pending or threatened against **Seller** or the **Designated Properties** except those disclosed in the **Exhibit B**. The **Designated Properties** are unencumbered by obligations except as disclosed in the **Exhibit B**.

4.02 REPRESENTATIONS AND WARRANTIES OF PURCHASER. **Purchaser** represents and warrants to the **Seller** that **Purchaser** has full power and authority to enter into this **Agreement** and has taken all necessary action to authorize its performance under this **Agreement** in accordance with its terms.

4.03 MUTUAL REPRESENTATIONS AND WARRANTIES. **Seller** and **Purchaser** acknowledge that this **Agreement** constitutes a forward contract under within the meaning of the United States Bankruptcy Code and the Internal Revenue Code.

4.04 COVENANTS OF THE SELLER. **Seller** shall deliver to **Purchaser** a current report prepared covering the **Designated Properties**, setting forth information regarding the quantities and proposed production from the **Designated Properties**. **Seller** shall maintain the **Designated Properties** in a good and workmanlike manner as would a prudent operator and in accordance with customary industry practices and all applicable laws, rules and regulations. **Seller** will pay all royalties affecting any of the **Designated Properties** and all costs of production and operating expenses incurred in connection with the **Designated Properties** or the production of any mineral or mineral materials therefrom and all taxes incurred in connection with any sales transaction under this **Agreement**; **Seller** shall duly discharge all taxes, assessments and other governmental

V4_4-30-09_94Oa_Final_Forward_Sale_Contract

charges imposed upon the **Designated Properties** or the **Alluvial Gold** produced therefrom, except (i) such taxes, assessments, or charges as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with generally accepted accounting principles and (ii) taxes imposed on **Purchaser** as a result of this transaction. **Seller** will not assign or otherwise transfer any interest in any of the **Designated Properties**, other than sales to third parties for fair market value, in cash in an arms-length transaction. Notwithstanding the foregoing, nothing contained herein shall be deemed to preclude **Seller** from entering into or forming a joint venture or similar arrangement for the production of **Alluvial gold** from the **Designated Properties,** subject to the terms of this **Agreement.**

ARTICLE V

DEFAULT, SECURED TRANSACTION

5.01 EVENTS OF DEFAULT. Each of the following events shall constitute an "Event of Default" by the **Seller** under this **Agreement**:

(a) **Seller** shall fail to perform or observe any term, covenant or agreement contained in this **Agreement**; (b) a warranty made by the **Seller** in this **Agreement** shall prove to have been incorrect in a material respect when made; or (c) **Seller** shall generally not pay its debts as such debts become due.

5.02 REMEDIES BY THE PURCHASER. If an event of default has occurred, **Purchaser** may designate a termination for this **Agreement.** Upon the designation of a termination date, the obligation of **Seller** to make any further deliveries of **Alluvial Gold** under this **Agreement** will terminate, and **Seller's** appointment as **Purchaser's** agent under Article III of this **Agreement** will likewise terminate. If notice of the termination date is given, **Seller** shall pay to the **Purchaser** an amount equal to the **Index Price** of any **Deficiency Quantity** on the next **Business Day** after the termination date.

5.03 SECURITY INTEREST IN SEVERED ALLUVIAL GOLD. **Seller** shall prepare and file with the State of Alaska a UCC Form 1 substantially similar to that set forth in Exhibit C securing **Purchaser's** priority interest in all **Alluvial Gold** recovered from the **Designated Properties** which security interest shall remain in effect until the **Required Quantities** of **Alluvial Gold** are delivered to **Purchaser** or **Purchaser's** agent at the **Delivery Points** on the **Delivery Dates.**

5.04 OTHER REMEDIES. If all amounts payable when due under Section 5.02 shall not have been received by **Purchaser** on such date, **Purchaser** may immediately enforce its rights, at law or in equity.

ARTICLE VI

NOTICES, MISCELLANEOUS

6.01 NOTICES. All notices and other communications provided for hereunder shall be in writing and mailed, delivered or telecopied:

To Seller:

> Goldrich Mining Company
> 3412 South Lincoln Drive
> Spokane, WA 99203-1650
> Attention: Richard Walters, President
> Telephone No.: (509) 624-5831
> Telecopier No.: (509) 624-2878
> Email: r.r.walt@att.net

With a copy to:

> J. P Tangen
> Attorney at Law (P.C.)
> 1600 A Street, Suite 310
> Anchorage, AK 99501-5148
> Telephone no. (907) 222-3985
> Telecopier No. (907) 274-6738
> Email: jpt@jptangen.com

To Purchaser: In accordance with the information set forth in the **Confirmation Letter**.

All notices and communications shall be effective upon receipt.

6.02 MISCELLANEOUS. If any amounts payable under this **Agreement** are not paid when due, then such overdue amounts shall bear interest for each day until paid in full, payable on demand at the lesser of the U.S. Base Rate plus four percent (4%) per annum, as it changes from time to time or eight percent (8%) compounded annually. This **Agreement** shall be governed by and construed in accordance with the laws of the State of Alaska. In the event that any provisions contained in this **Agreement** shall be unenforceable under applicable law the enforceability of the remaining provisions shall not be impaired. All amounts of money refer to United States Dollars. This **Agreement** shall inure to the benefit of and be binding upon the **Seller**, the **Purchaser** and their respective successors and assigns. **Seller** will not assign any rights or delegate any obligations hereunder, except to an **Affiliate**, without the prior written consent of **Purchaser**, which consent shall not be unreasonably withheld. **Purchaser** will not assign its rights hereunder to any third party without the prior written consent of **Seller**, which consent shall not be unreasonably withheld, except to an **Affiliate** or to a financial institution, to which it may assign without consent. This **Agreement** constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, undertaking, declarations commitments or representations written or oral, in respect thereof. This **Agreement** may not be modified or amended except by an instrument in writing signed by the **Purchaser** and the **Seller** or by their respective successors or permitted assigns. No failure to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law except as otherwise expressly provided herein. Time is of the essence of this **Agreement**. This **Agreement** may be executed in counterparts, each of which may be delivered in original, by email or facsimile form but each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Each party hereto agrees that it will not disclose, without the prior consent of the other (other than to its employees, auditors or counsel), any information with respect to this **Agreement**; *provided* that nothing contained herein shall prevent disclosure of any such information (a) as has become generally available to the public, (b) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation, or (c) in order to comply with any law, order, regulation or ruling applicable to such party.

6.03 ARBITRATION. All disputes between the parties to this **Agreement** shall be resolved by binding arbitration conducted by a single arbitrator in Fairbanks, Alaska or such other location mutually agreed upon by the parties. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitrator shall minimize the time and cost of the proceedings. Each party hereby waives its right to recover exemplary or punitive damages in connection with any dispute. The arbitrator shall render his final decision within twenty (20) days of the completion of the final hearing. The arbitrator's decision shall be final and non-appealable. Judgment upon any award rendered in the arbitration proceeding may be entered by, any federal or state court having jurisdiction. All costs of arbitration shall be borne equally by the parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the **Effective Date**.

Seller: Purchaser:

GOLDRICH MINING COMPANY

By: _____   By: _____

  Richard R. Walters, President

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Exhibit 10.2

GOLDRICH MINING COMPANY

3412 South Lincoln Drive
Spokane, WA 99203-1650

Effective Date: _____

To whom it may concern:

Re: Alluvial Gold Forward Sales Contract Confirmation Letter

This Confirmation Letter sets forth the specifics relating to that certain Alluvial Gold Forward Sales Contract attached hereto governing the purchase and sale of unrefined alluvial gold to be recovered by or on behalf of the undersigned from Designated Properties owned or controlled by the undersigned and to be delivered to the Delivery Point or Points and the Delivery Date or Dates for the consideration hereinafter specified.

Purchaser:		
	Name:	
	Address:	
	Telephone No.:	
	Fax No.:	
	Email Address:	
Consideration:		
Delivery Point:		
Delivery Date:		
Required Delivery Quantity:		

All alluvial gold delivered pursuant to this contract will be run-of-the box with a fineness of not less than .870 fine, and will be classified as weighing less that one Troy ounce.

All alluvial gold delivered pursuant to this contract will be recovered from the flowing location, referred to in the Alluvial Gold Forward Sales Contract attached hereto as the Designated Lands: See Exhibit A, attached hereto and incorporated herein by reference.

Page 1 of 2 pages

Initials (_____ / _____)

Alluvial Gold Forward Sales Contract Confirmation Letter

Purchaser	Seller
	GOLDRICH MINING COMPANY
By: _____	By: _____
	Richard R. Walters, President

STATE OF WASHINGTON)

                             : ss

COUNTY OF SPOKANE   )

I, _____, a Notary Public for the State of Washington, do hereby certify that Richard R. Walters, personally known to me to be the person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged and swore that the statements set forth in the foregoing instrument are true and correct and that he signed and delivered the said instrument as his free and voluntary act and deed, for the uses and purposes therein set forth.

Given under my hand and official seal, this _____ day of _____ 2009.

                            Notary Public in and for the State of Washington

                            _____

                            My commission expires:

STATE OF   )

                             : ss

)

I, _____, a Notary Public for the State of _____, do hereby certify that _____, personally known to me to be the person whose name is subscribed to the foregoing instrument, appeared before me this day in person and acknowledged and swore that the statements set forth in the foregoing instrument are true and correct and that he/she signed and delivered the said instrument as his/her free and voluntary act and deed, for the uses and purposes therein set forth.

Given under my hand and official seal, this _____ day of _____ 2009.

                      Notary Public in and for the State of _____

                            _____

                            My commission expires:

Exhibit 10.3

PAUL L. MARTIN, P.E.
REGISTERED MINING ENGINEER
Nevada #010607
606 S. Osprey Dr.
Post Falls, ID 83854
Phone (208) 777- 8992

February 9, 2009

Mr. Richard R. Walters
President and Director
Goldrich Mining Company
3412 Lincoln Drive
Spokane, Washington 99203 USA

Subject: Update of Mineralized Material Estimate and Data Analysis for Little Squaw Creek

Dear Mr. Walters:

Per your request, I am updating my letter dated December 12, 2008, to briefly describe my work with the Mineralized Material Estimate and the Data Analysis (Geostatistical Analysis) of Goldrich Mining Company's Little Squaw Creek Alluvial Gold Deposit located in the Chandalar Mining District located north of Fairbanks, Alaska.

Mineralized Material Estimate:

The exploration drill hole data base used for the Mineralized Material Estimate and Data Analysis is based on the reverse circulation (RVC) drilling results from the 2006 and 2007 alluvial drilling programs managed by Cathedral Rock Enterprises, LLC and Metallogeny, Inc. both under contract to Goldrich Mining Company. I have reviewed the drilling and sampling methods used for the drilling programs and find the methods and assay results to be reliable, based on my previous experience in Alaska as the Chief Mine Engineer and Mine Superintendent of the Valdez Creek Mining Company, the largest surface alluvial gold mine in North America at the time. I believe that the RVC drilling and gold sampling methods used at the Little Squaw Alluvial Deposit are consistent with the successful and proven alluvial exploration drilling and sampling methods utilized at Valdez Creek.

The Little Squaw Creek alluvial deposit is estimated to contain 10.5 million bank cubic yards (bcy) of "in place" Mineralized Material having an average grade of 0.0246 ounces of gold per bcy. The total amount of Un-mineralized Material that would need to be removed to expose and access the Mineralized Material is about 9.3 million bcy; making the overburden to mineralized material strip ratio of 0.89 to 1.00. The overburden volume and configuration is based on an average pit highwall angle of 45 degrees, which would be subject to further geotechnical evaluation. The volume estimates were prepared by using the Vertical Cross-Sectional Method as described in the Society of Mining Engineering Handbook, Volume 1, pages 350 to 353 and in the Open Pit Mine Planning and Design, Volume 1 Fundamentals, pages 176 to 196. Vertical Section estimates illustrate well the deposit geology (lithology) and drill hole assay data and are easily depicted, understood and checked (and can be done using drafting software such

as AutoCAD). A Vertical Section was prepared for each exploration drill hole fence line, measuring the area of the Mineralized Material on Section for each drill hole and projecting (one-half the distance to the adjacent Section) the weighted drill hole assay data and volume. From the Vertical Sections, the projected high-wall limit was plotted onto a Plan View Map (a Horizontal Section) and the preliminary Mineralized Material mining limits were determined (toe and crest). In addition, a Longitudinal Section of the deposit showing the average Mineralized Material and Un-mineralized Overburden thickness for each drill hole fence line. The Longitudinal Section illustrates the continuity of thickness for the Mineralized Material and Un-mineralized Overburden Material for the alluvial gold deposit (along the strike of the deposit).

Geostatistical Data Analysis:

A detailed data analysis of the Little Squaw Creek Alluvial Deposit database was performed using Gamma Design Software called GS+, which is a geostatistical analysis program that allows you to measure and illustrate spatial relationships in geo-referenced data. The analysis included basic statistics, semi variograms, multi variate evaluation of grade, thickness and grade time thickness distributions to verify the lithologic continuity of grade and thickness for the Little Squaw Creek Alluvial Deposit within the surface mine plan limits. The Semi Variograms indicated a continuity of data up to 250 feet on both sides of the Sections.

A total of 93 reverse circulation (RVC) drill holes, 7,034 total feet of pay gravel and 1,407 five (5) foot composited samples were utilized in the data analysis. Gold fineness used is 870. The drill holes in the database are holes that fall within the alluvial deposit pit limits, including holes located in the 45-degree pit high-wall. The grade data is de-clustered by using the weighted average grade for the total drill hole Mineralized Material and the average Mineralized Material thickness for each drill hole. The average thickness of Mineralized Material per hole (for all holes) is 82 feet and overburden is 50 feet. The mean grade for the total drill hole database (average of all drill hole grades per section within the mining limits) totaled 0.0262 fine gold ounces per bank cubic yard (bcy), which compares within 6 percent to the total estimated resource grade for this report of 0.0246 ounces fine gold per bcy within the same mining limit.

Recommendations:

Recommended continuing drilling program with in-fill drilling between fence lines to fill in gaps in data and to complete fence lines that have not been drilled out to the projected mining limits. Proceed with a Pre-Feasibiity economic evaluation of the deposit after in-fill drilling program is completed and included in the Mineralized Material estimates.

Dated this day, February 9, 2009
Paul L. Martin, P.E.
Professional Mining Engineer



PROFESSIONAL ENGINEER-STATE OF NEVADA
PAUL L. MARTIN
MINING
No. 10607

2-9-09